MANAGEMENT’S DISCUSSION AND ANALYSIS

September 5, 2013

In this Management’s Discussion and Analysis (MD&A), “we”, “Nordion”, and “the Company” refer to Nordion Inc.  In this MD&A, we explain Nordion’s results of operations and cash flows for the three and nine months ended July 31, 2013, and our financial position as of July 31, 2013. You should read this MD&A in conjunction with our unaudited consolidated financial statements and related note disclosures for the same period. Readers are also referred to Nordion’s 2012 audited annual consolidated financial statements, MD&A, Annual Information Form (AIF), Annual Report, and Form 40-F. These documents and additional information regarding Nordion are available on Nordion’s website at www.nordion.com or at www.sedar.com and www.sec.gov.

Our MD&A is intended to enable readers to gain an understanding of Nordion’s current results of operations, cash flows and financial position. To do so, we provide information and analysis comparing our results of operations, cash flows and financial position for the current fiscal year with those of the preceding fiscal year. We also provide analysis and commentary that we believe will help investors assess Nordion’s future prospects. In addition, we provide “forward-looking statements” that are not historical facts.  Accordingly, certain sections of this report contain forward-looking statements that are based on our current plans and expectations, which are subject to known and unknown important risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations.  These may include, but are not limited to, risks and uncertainties that are discussed in greater detail in the “Risk Factors” section in our 2012 AIF, and elsewhere in this MD&A.

The forward-looking statements contained in this MD&A are made as of the date of this MD&A and, accordingly, are subject to change after such date.  We caution our readers that actual events and results may vary materially from those anticipated in these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements that may be contained herein, except as required by law.  Additionally, we undertake no obligation to comment on expectations of, or statements made by, third parties.

We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Amounts are in thousands of United States (U.S.) dollars, except per share amounts and where otherwise noted.

Nordion Inc. Interim Report July 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

1) Business Overview

Our business

Nordion is a global health science company providing market-leading products and services used for the prevention, diagnosis and treatment of disease. Our products benefit the lives of millions of people in more than 40 countries around the world and are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. We have approximately 450 highly skilled employees, primarily located in Canada.

We now operate our Specialty Isotopes business which includes two segments: Sterilization Technologies and Medical Isotopes. These segments are supported by centralized corporate functions. We previously operated a separate business unit Targeted Therapies business unit which we divested during this fiscal quarter.

Even though we now operate two business segments, we continue to report our operations as three business segments: Sterilization Technologies, Medical Isotopes, and historical Targeted Therapies, as well as certain corporate functions and activities reported as Corporate and Other, in accordance with accounting principles generally accepted in the United States of America.

Sterilization Technologies
Our Sterilization Technologies segment is focused on the prevention of disease through terminal (in final packaging) sterilization of medical products and devices, as well as food and consumer products. We produce and install Cobalt-60 (Co-60) radiation sources and design, construct, install, and maintain commercial gamma sterilization systems, referred to as production irradiators.

We are one of the world's leading suppliers of Co-60, an isotope that produces gamma radiation that destroys harmful micro-organisms. Gamma sterilization technologies are used globally to sterilize approximately 40% of single use medical products, including disposable medical devices and supplies such as surgeon's gloves, syringes, sutures, and catheters, as well as pharmaceuticals. Gamma sterilization is also used for the treatment of food and consumer products.

Medical Isotopes
Our Medical Isotopes segment primarily focuses on products used in the diagnosis and treatment of diseases, including cardiac and neurological conditions, and several types of cancer. According to the World Nuclear Association, over 10,000 hospitals worldwide use radioisotopes with about 90% of the procedures being for diagnostic purposes.

We sell a breadth of isotopes, which our customers incorporate into products that are used in medical procedures. Our primary product is Molybdenum-99 (Mo-99), which decays into Technetium-99 (Tc-99m), utilized in approximately 80% of nuclear medical procedures worldwide (source: World Nuclear Association).

Mo-99 is produced in a nuclear reactor along with other isotopes including Xe-133 (used in lung scans), I-131 (used to treat hyperthyroidism, thyroid cancer and non-Hodgkin’s lymphoma), and I-125 (used to treat prostate cancer).  We refer to isotopes produced in nuclear reactors as Reactor isotopes.

We manufacture other isotopes at our facility in Vancouver, Canada using equipment referred to as a cyclotron; these are reported as Cyclotron isotopes.  We are also currently a contract manufacturer of Bexxar®, a radiotherapeutic.

Targeted Therapies
Sale of Targeted Therapies Business to BTG plc
On July 13, 2013, we completed the sale of our Targeted Therapies business to BTG plc (BTG), an international specialist healthcare company based in London, United Kingdom. See further discussion in “2013 business and corporate developments” section of this MD&A.

Corporate and Other
Nordion is a publicly traded company listed on the Toronto Stock Exchange (TSX: NDN) and on the New York Stock Exchange (NYSE: NDZ). The number of outstanding Nordion common shares at July 31, 2013 and September 4, 2013 was 61,909,101.

Certain of Nordion’s shared corporate functions and activities are reported as Corporate and Other.

For a detailed description of our Targeted Therapies, Sterilization Technologies, and Medical Isotopes businesses, see the “Description of the Business” section in our 2012 AIF.

Nordion Inc. Interim Report July 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

2013 business and corporate developments

Engaging in Review of Strategic Alternatives

During Q1 2013, we initiated a review of strategic alternatives with a view to enhancing shareholder value and creating new opportunities. Jefferies LLC has been engaged to advise and assist in this review. The divestiture of Targeted Therapies as described below are initiatives arising in connection with the strategic alternatives review which is ongoing. We intend to continue with planned business activities throughout the strategic alternatives review process.

Sale of our Targeted Therapies Business to BTG plc
On July 13, 2013, we completed the sale of our Targeted Therapies business to BTG plc (BTG), an international specialist healthcare company based in London, United Kingdom. Approximately 40 Nordion employees continued employment with BTG following the completion of this transaction. We received sale proceeds of $200.7 million in cash including a $0.7 million final net working capital adjustment. Total net assets and liabilities disposed of were $7.5 million, which primarily consisted of working capital items. Net of $6.9 million of net cash taxes and $4.3 million of transaction costs currently estimated, we realized net cash proceeds of approximately $190 million from this sale. In Q3 2013, we recorded an after-tax gain of approximately $182 million for this sale. The estimated net cash taxes of $6.9 million reflect the utilization of approximately $18 million of our tax attributes.

As part of the sale of Targeted Therapies, we signed a Manufacturing and Support Agreement (MSA) to continue manufacturing TheraSphere with a contract term of three years, with up to a two-year extension at BTG’s option. We also signed a Transition Services Agreements (TSA) to provide certain post closing transition services to BTG for a period of nine months, with up to a three-month extension at BTG’s option.

Having considered potential methods of distributing the net cash proceeds from the sale of the Targeted Therapies business to shareholders, the overall tax implications for shareholders and the progress of the strategic review, we currently intend to retain the net cash proceeds on our balance sheet.

Sterilization Technologies

Co-60 Shipments

The volume of Co-60 we shipped in Q3 2013 was 9% and 107% higher than Q3 2012 and Q2 2013, respectively. As previously disclosed, we expect that Co-60 revenue in the second half of fiscal 2013 will be significantly higher than the first half of the fiscal year. This is primarily due to the timing of shipments to our customers, which often varies significantly from quarter-to-quarter.

Medical Isotopes

A Comprehensive Settlement Agreement with AECL
On August 19, 2013, we entered into a Comprehensive Settlement Agreement with AECL to resolve the outstanding claims between both parties related to the MAPLE facilities. Under the terms of the settlement we received $15 million (C$15 million) in cash from AECL in August 2013 and AECL released its claims against Nordion of approximately $47 million in arbitration costs. Nordion withdrew its lawsuit against AECL in relation to the 1996 Isotope Production Facilities Agreement.

In Q3 2013, we reversed $24.6 million of litigation accruals relating to AECL matters. As of July 31, 2013, we have not recorded a gain related to the $15 million cash settlement that we received from AECL in August 2013. We recognize a contingent gain only when a claimed amount is actually received and realized and, therefore, expect to record the gain in Q4 2013.

As part of this settlement, Nordion and AECL have entered into an amended and restated isotope supply agreement as well as a waste management services agreement. The amended and restated isotope supply agreement has a term ending October 31, 2016, which aligns with AECL’s previous indication of exiting the Mo-99 production in 2016. The supply agreement may also be terminated upon, among other things, Nordion establishing a satisfactory alternative supply of isotopes, the permanent shutdown of AECL's isotope production facilities, Nordion's failure to meet a minimum purchase quantity and any force majeure that continues for a period of more than two years.  We continue to work on developing credible partnerships for non HEU-based supply of Mo-99 by 2016 to replace supply from AECL’s NRU reactor. The waste management services agreement extends the supply of such services until October 31, 2026.

For further details regarding this settlement, see the “Litigation” section of this MD&A.

Competitor’s Reactor in Europe Returned to Service
The primary reactor in Europe that supplies certain of our competitors returned to service in early June 2013 after shutting down in November 2012. Additional orders resulting from this shutdown had a positive impact on our Reactor isotopes revenue during this period with the largest impact in the first half of fiscal 2013.

National Research Universal (NRU) Supply Interruptions
On May 15, 2013, our primary supplier of medical isotopes, the NRU reactor at Chalk River, Ontario, returned to service from its planned maintenance shutdown. Initiated on April 14, 2013, the one month shutdown resulted in an interruption in our supply of medical isotopes during Q2 and Q3 2013.

Discontinuation of CardioGen and Bexxar
We recently received formal notice from Bracco Diagnostics informing us that they do not intend to resume commercial supply of the CardioGen-82® generator from Nordion. We manufactured the first batch of CardioGen-82 generators in June 2009 and routinely produced batches until manufacturing was suspended in February 2011.

On August 7, 2013, GlaxoSmithKline Inc. announced that they will discontinue the manufacture and sale of Bexxar® on February 20, 2014.  We currently report our manufacturing of Bexxar, which had approximately $7 million revenue in fiscal 2012, as part of the Contract Manufacturing product line of our Medical Isotopes segment.

Corporate and Other

Pension funding
In Q3 2013, Nordion made cash contributions of $2.5 million to meet solvency funding requirements and to strengthen the financial position of our defined benefit pension plan. We currently intend to continue to make cash contributions until December 2013 to meet our annual pension funding requirements. Prior to Q3 2013, we had used letters of credit to meet solvency funding requirements.

During the period since January 2013, real interest rates, which are used in the calculation of our pension liabilities for funding purposes, have increased.  Higher interest rates result in a lower liability and, therefore, lower funding. However, the calculation of our pension deficit for the purpose of determining 2014 funding requirements is based on, among other things, current year funding requirements, actuarial assumptions, real interest rates and asset values as at January 1, 2014, the valuation date. All of these factors are subject to change from time to time and if changes occur, our pension liabilities for funding purposes may be materially affected.

Non-cash fixed asset impairment
We evaluate our long-lived assets subject to amortization for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment charge is recognized for the amount, if any, by which the carrying value of the asset exceeds the fair value. In assessing long-lived assets for impairment, assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

As of July 31, 2013, we had an asset group with a carrying value of $38.4 million used in production for our Targeted Therapies and Medical Isotopes segments (Asset Group). We identified impairment indicators relating to the completion of the sale of our Targeted Therapies business in July 2013, which significantly changed the previously estimated cash flows supporting this Asset Group.

We performed an impairment analysis of the Asset Group and determined that it was impaired as of July 31, 2013. Based on this evaluation, the Company recorded a non-cash pre-tax impairment charge of approximately $29 million for the three months ended July 31, 2013. The fair value used in this evaluation was based on expected future cash flows using certain Level 3 inputs as defined under U.S. GAAP. The future cash flows are those expected to be generated by the market participants, discounted at the risk-free rate of interest plus an appropriate risk premium. Determining expected future cash flows involves a number of estimates and assumptions and it is reasonably possible that the estimate of expected future cash flows may change in the near future resulting in further changes in fair value of the Asset Group.

Internal Investigation
In 2012, we discovered potential irregularities related to potential improper payments and other related financial irregularities in connection with the supply of materials and services to the Company. As a result, we made voluntarily disclosure to relevant regulators and authorities in the U.S. and Canada and commenced an internal investigation of the possible compliance issues, focusing on compliance with the Canadian Corruption of Foreign Public Officials Act (CFPOA) and the U.S. Foreign Corrupt Practices Act (FCPA). We remain unable to determine whether there will be any potential regulatory and/or enforcement action resulting from these matters or, if any such action is taken, whether it will have a material adverse effect on our business, financial position, profitability or liquidity. If regulatory or enforcement authorities determine to take action against the Company, Nordion may be, among other things, subject to fines and/or penalties which may be material.

We are committed to the highest standards of integrity and diligence in our business dealings and to the ethical and legally compliant business conduct of our employees, representatives and suppliers. We continue to cooperate with regulatory and enforcement authorities. In parallel with the internal investigation, we developed and implemented a number of new and enhanced policies and procedures related to compliance. We also created and staffed a Director, Corporate Compliance position who reports to the Finance and Audit Committee. The intent of these changes is to strengthen our overall compliance framework.

Credit Facility
In Q3 2013, we obtained consent from the Amended and Restated Credit Facility Lenders for the divestiture of the Targeted Therapies business to BTG, as described above.

Nordion Inc. Interim Report July 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

Strategy and 2013 financial outlook

Summary of strategic objectives

We are committed to delivering long-term value to our shareholders by exploring strategic alternatives for the Company and executing our strategic plans with operational and financial discipline. The Company’s management continues to focus on building the business of each of our business units.

Targeted Therapies
As described in the “2013 business and corporate developments” section of this MD&A, we completed the sale of our Targeted Therapies business to BTG on July 13, 2013. Under the terms of the transaction, we have agreed to continue manufacturing TheraSphere under the MSA with a contract term of three years, with up to a two-year extension at BTG’s option.

As we continue to generate significant cash flows from the disposed business under the MSA, the historical results of the Targeted Therapies business continue to be reported as part of Nordion’s continuing operations. Additionally, the results of the MSA are reported as part of the Contract Manufacturing product line of our Medical Isotopes segment.

Specialty Isotopes

Sterilization Technologies
Our strategy for Sterilization Technologies is to maintain our market leading position and strong margins in the relatively stable gamma sterilization – Co-60 market, which is characterized by significant barriers to entry. For Nordion, this business is characterized by high margins and strong cash flows.

We endeavour to maintain our segment leading position and strong margins in gamma sterilization through value-based pricing, selectively investing in growth opportunities, and the recognition of the Nordion brand as a global leader in the gamma sterilization market. We plan to selectively grow gamma sterilization sales over the long-term through innovation and the development of new product offerings that we anticipate will enable us to strengthen our relationships with current customers and facilitate our entry into new and emerging markets.

We expect that our strategy will allow us to continue our market leadership in this business, with flat to low percentage revenue growth.

Medical Isotopes
In our Medical Isotopes segment, we are focused on optimizing the value of this business by working to maintain revenue levels and pursue a long-term reliable supply of reactor isotopes.

The volatility of Mo-99 supply in 2009 and 2010 has resulted in a number of current and potential Mo-99 customers diversifying their supply away from single sources. Although we look to opportunistically grow our customer base for Medical Isotopes as potential new customers continue to diversify their supply, the planned and unplanned NRU reactor maintenance shutdowns combined with delays and reduced back-up supply available to date continue to make this difficult.

Nordion Inc. Interim Report July 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

2013 financial outlook - update

Following the completion of the divestiture of Targeted Therapies, the historic results of Targeted Therapies are reported in continuing operations due to our ongoing involvement in manufacturing. Taking into consideration the impact of the divestiture, we expect overall total 2013 revenue and gross margin to decline compared to fiscal 2012. This gross margin decline combined with an increase in pension expense are expected to result in a significant decline in segment earnings as disclosed in our 2012 annual report.

Our 2013 financial outlook reflects current exchange rates and is subject to the uncertainties described in this and our 2012 annual MD&A, and the risk factors outlined in our 2012 AIF.

Targeted Therapies
As described in the “2013 business and corporate developments” section of this MD&A, we completed the sale of the Targeted Therapies business to BTG on July 13, 2013. We recorded $0.7 million of revenue from the MSA as part of the Contract Manufacturing product line of our Medical Isotopes segment for Q3 2013. We currently expect revenues from the MSA to be approximately $12 million per year.

Specialty Isotopes

Sterilization Technologies
We now expect Sterilization Technologies revenue in fiscal 2013 to be up slightly from fiscal 2012 primarily due to higher Co-60 revenue. Gross margins are expected to be relatively flat compared to fiscal 2012. We currently do not have orders for production irradiators for fiscal 2013.

As in previous years, the timing of quarterly revenues for Sterilization Technologies will vary due to the timing of shipments of Co-60 and production irradiators to our customers. When our customers purchase and install Co-60, they need to shut down their production irradiator operations while the Co-60 is being loaded into the irradiator. Therefore, we coordinate this process closely with our customers in an effort to limit disruption to their operations.

We expect that Co-60 revenue in Q4 2013 to be lower than Q4 2012 as well as Q3 2013.

Medical Isotopes
While the primary reactor in Europe was shut down from November 2012 to June 2013, we received additional orders of Mo-99 during our first three quarters of fiscal 2013 with the largest positive impact in the first half of fiscal 2013. Based on additional orders resulting from this shutdown, we continue to expect our forecasted year over year decline in Medical Isotopes revenue to be approximately 7%, excluding the potential impact of TheraSphere contract manufacturing, compared to our original annual forecasted 20% decline for fiscal 2013 compared with fiscal 2012. This revised forecast may vary depending on any potential unplanned supply interruptions we may experience with the NRU reactor.

As previously disclosed, we resumed sales of Strontium-82 (Sr-82) during April 2013. Sr-82 is reported as part of the Cyclotron isotope production line. Our Contract Manufacturing activities in fiscal 2013 are expected to primarily relate to the Bexxar product and the manufacturing of TheraSphere under the MSA. As described in the “2013 business and corporate developments” section of this MD&A, GlaxoSmithKline Inc. has announced that it will discontinue the manufacture and sale of Bexxar on February 20, 2014.

Internal Investigation Costs
Nordion has engaged an external legal firm, which has in turn engaged various other advisors, including an accounting firm to conduct an internal investigation of the possible compliance issues as discussed in the “2013 business and corporate developments” section of this MD&A. The internal investigation process is ongoing and we presently cannot estimate the duration or the cost of the overall internal investigation, or the work required to support regulatory and enforcement activities.

We incurred an additional $1.2 million relating to the internal investigation during Q3 2013 and $9.8 million for the nine months ended July 31, 2013. Our current estimate for investigation and remediation costs for fees and other expenses relating to legal and other professional firms assisting us in this matter during fiscal 2013 is expected to be approximately $11 million. The cost in fiscal 2013 could vary based on, among other things, requests from regulatory and enforcement authorities and/or new findings.

Corporate and Other
We continue to expect that fiscal 2013 corporate selling, general and administrative (SG&A) expenses will increase compared to the approximately $10 million expenses in fiscal 2012, as we make additional investment in our compliance efforts to support our global operations, plus an increase of G&A costs previously reported as part of the Targeted Therapies business as well as an increase in stock-based compensation expenses if our stock price remains at current levels.

SG&A for all segments
In fiscal 2013, we continue to expect our SG&A expense to increase compared with fiscal 2012 due to several factors. Our 2013 pension expense is expected to increase by approximately $7 million, which represents net periodic pension costs for accounting purposes, due to the impact of lower interest rates on the value of pension liabilities. This accounting expense does not directly change the amount of funding we are required to contribute to our pension plans. Our 2013 annual incentive costs are currently expected to be higher than fiscal 2012. Upon the Targeted Therapies divestiture, BTG did not acquire personnel or costs from our general and administrative (G&A) functions, however, we recover certain costs through the billing of transition service to BTG pursuant to the TSA noted above.

Depreciation
Depreciation expense is expected to decline by approximately $3.5 million in fiscal 2013 compared with fiscal 2012. This decrease is primarily because a significant portion of our computer systems became fully depreciated during Q2 2012. As described in the “2013 business and corporate developments” section of this MD&A, we recorded a non-cash pre-tax impairment charge of approximately $29 million for certain of our fixed assets in Q3 2013. Significantly reduced carrying amounts and potential change in remaining useful life estimates for certain of our fixed assets may further change our expected depreciation expenses in Q4 2013.

Tax
As of July 31, 2013, Nordion had $41.2 million recorded deferred tax assets.

Nordion Inc. Interim Report July 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial highlights
	Three months ended July 31		Nine months ended July 31
(thousands of U.S. dollars, except per share amounts)	2013	2012	2013	2012
Revenues
Sterilization Technologies
Cobalt	35,375	31,841	70,843	61,382
Sterilization - Other	1,168	304	2,324	1,741
	36,543	32,145	73,167	63,123
Medical Isotopes
Reactor	16,115	14,496	53,671	52,617
Cyclotron	5,411	5,203	12,085	11,911
Contract Manufacturing	2,506	2,273	6,217	6,090
	24,032	21,972	71,973	70,618
Targeted Therapies
TheraSphere	$11,134	$13,024	$36,322	$36,428
Consolidated segment revenues	$71,709	$67,141	$181,462	$170,169

Segment earnings (loss)
Sterilization Technologies	17,794	14,403	27,725	22,361
Medical Isotopes	5,915	4,572	18,028	18,188
Targeted Therapies	$544	$4,336	$3,036	$11,269
Corporate and Other	(4,688)	(2,703)	(9,715)	(7,433)
Total segment earnings	$19,565	$20,608	$39,074	$44,385

Depreciation and amortization	3,071	3,509	9,405	13,847
Restructuring (recovery) charges	35	(46)	87	(699)
AECL arbitration and legal costs	(93)	955	540	4,774
Internal investigation costs	1,157	1,356	9,791	1,356
Strategic review costs	340	-	956	-
Gain on sale of Targeted Therapies	(188,870)	-	(188,870)	-
Impairment of long lived assets	29,201	-	29,201	-
Litigation settlement gain	(24,627)		(23,327)
Pension settlement loss	-	-	7,003	-
Loss on Celerion note receivable	-	-	218	2,411
Recovery from previously written off investments	-	-	(814)	-
Change in fair value of embedded derivatives	288	1,992	494	8,417
Consolidated operating income	$199,063	$12,842	$194,390	$14,279

Basic earnings per share	$2.91	$0.20	$2.92	$0.24

Cash and cash equivalents	$281,947	$81,896	$281,947	$81,896

Nordion Inc. Interim Report July 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial results analysis
In this section, we provide detailed information and analysis regarding our performance for the three and nine months ended July 31, 2013 compared with the same period in fiscal 2012.

Consolidated financial results

	Three months ended July 31				Nine months ended July 31
(thousands of U.S. dollars)	2013	% of revenues	2012	% of revenues	2013	% of revenues	2012	% of revenues
Revenues	$71,709	100%	$67,141	100%	$181,462	100%	$170,169	100%
Costs and expenses
Direct cost of revenues	32,024	45%	30,384	45%	84,040	46%	80,428	47%
Selling, general and administration	19,028	26%	17,362	26%	63,352	35%	47,988	28%
Depreciation and amortization	3,071	4%	3,509	5%	9,405	5%	13,847	8%
Restructuring charges (recovery), net	35	-	(46)	-	87	-	(699)	-
Change in fair value of embedded derivatives	288	-	1,992	3%	494	-	8,417	5%
Gain on sale of Targeted Therapies	(188,870)	(263%)			(188,870)	(104%)
Impairment of long lived assets	29,201	41%			29,201	16%
Other (income) expenses, net	(22,131)	(31%)	1,098	2%	(10,637)	(6%)	5,909	4%
Operating income	$199,063	278%	$12,842	19%	$194,390	107%	$14,279	8%

Interest expense	(896)	(1%)	(1,197)	(2%)	(3,112)	(2%)	(3,489)	(2%)
Interest income	1,070	1%	1,335	2%	3,924	2%	4,610	3%
Income tax expense	(18,813)	(26%)	(678)	(1%)	(14,316)	(8%)	(764)	-
Net income	$180,424	252%	$12,302	18%	$180,886	99%	$14,636	9%

Gross margin	55%	55%	54%	53%
Capital expenditures	$470	$1,172	$1,423	$5,828
Total assets	$550,360	$435,365	$550,360	$435,365
Long term financial obligations	$42,306	$44,453	$42,306	$44,453

Revenues
Revenues of $71.7 million in the three months ended Q3 2013 increased by $4.6 million or 7% compared with the same period in fiscal 2012. Revenues of $181.5 million for the nine months ended Q3 2013 increased by $11.3 million or 7% compared with the same period in fiscal 2012. Excluding the impact of foreign exchange, revenues for the three and nine months ended Q3 2013 increased approximately 8% and 7% compared with the same periods in fiscal 2012, respectively.

The increase in revenue compared to the prior year was attributable to: i) higher Co-60 revenue due to higher volume impacted by the timing of our shipments which typically vary significantly quarter-to-quarter;  and ii) an increase in volumes of Reactor isotope sales due to the shutdown of the primary reactor in Europe.

See further detailed analysis on revenues in the “Sterilization Technologies”, “Medical Isotopes” and “Targeted Therapies”, sections of this MD&A.

Gross margin
Gross margins of 55% and 54% for the three and nine months ended Q3 2013, respectively, were relatively flat compared to the same periods in fiscal 2012.

See further detailed analysis on our gross margins in the “Sterilization Technologies”, “Medical Isotopes” and “Targeted Therapies”, sections of this MD&A.

Costs and expenses

Selling, general and administration (SG&A)

SG&A expenses of $19.0 million for the three months ended Q3 2013 increased by $1.7 million compared to the same period in fiscal 2012. The increase was largely due to $1.2 million in internal investigation costs, an increase of $0.7 million in annual incentive costs, an increase of $1.7 million in pension expenses, and $0.3 million in strategic review costs.  These increases were offset by lower sales and marketing expenses of $0.6 million, as well as lower spending in other corporate functions of $1.2 million.

The increase was partially offset by a favourable foreign exchange impact from the weakening of the Canadian dollar relative to the U.S. dollar for the three months ended Q3 2013.  The significant majority of our SG&A expenses are denominated in Canadian dollars.

SG&A expenses of $63.3 million for the nine months ended Q3 2013 increased by $15.4 million compared to the same period in fiscal 2012. The increase was largely due to $9.8 million in internal investigation costs, an increase of $3.6 million in annual incentive costs, an increase of $5.4 million in pension expenses, and $1.0 million in strategic review costs.  These increases were offset by lower spending in sales and marketing of $1.0 million as well as lower spending in other corporate and administrative functions of $3.0 million.

These increases were also as a result of favourable foreign exchange impact from the weakening of the Canadian dollar relative to the U.S. dollar for the nine months ended Q3 2013.

Depreciation and amortization (D&A)

D&A expenses of $3.1 million and $9.4 million for the three and nine months ended Q3 2013 decreased by $0.4 million and $4.4 million, respectively, compared to the same periods in fiscal 2012.  The decrease in D&A expense is primarily because a significant portion of our computer systems became fully depreciated during Q2 2012.

Restructuring charges

For the nine months ended Q3 2013, we recorded a $0.1 million net restructuring expense for certain adjustments made to the provision of Q4 2012 restructuring activity.

We expect the majority of the remaining restructuring provision for 2012 and 2011 restructuring activities to be utilized during fiscal 2013.

Change in fair value of embedded derivatives

We have Russian supply contracts for Co-60 that are denominated in U.S. dollars. This creates embedded derivatives as our Canadian operation has Canadian dollars as its functional currency. At each period end, we mark-to-market any changes in the fair value of the embedded derivatives and record these increases and decreases as gains and losses within operating income.

For the three and nine months ended Q3 2013, we recorded losses of $0.3 million and $0.5 million for the change in the fair value of the embedded derivatives, respectively, compared to losses of $2.0 million and $8.4 million for the same periods in fiscal 2012. The changes in the fair value of the embedded derivatives were primarily driven by changes in the U.S. to Canadian dollar exchange rates and our estimated notional supply amount during the contract periods. These gains and losses are for accounting purposes and do not represent cash transactions in the period of reporting.

Other (income) expenses, net

Other (income) expenses, net, of $(22.1) million and $(10.6) million for the three and nine months ended Q3 2013, respectively, included the release of accruals relating to the AECL litigations of $(24.6) million offset by R&D costs of $2.1 million and $6.4 million.  Other (income) expenses, net for the three months ended Q3 2013 also included a foreign exchange loss of $0.6 million offset by TSA revenue of $(0.1) million relating to the sale of Targeted Therapies business.  Other (income) expenses, net for the nine months ended Q3 2013 also included a pension settlement loss of $7.0 million, a litigation settlement loss of $1.3 million, and a loss on the Celerion note receivable of $0.2 million offset by a recovery from previously written off investments of $(0.8) million recorded in Q1 2013.

Other (income) expenses, net, of $1.1 million and $5.9 million for the three and nine months ended Q3 2012, respectively, included R&D costs of $1.7 million and $4.7 million as well as foreign exchange gains of $(0.3) million and $(0.8) million. Other (income) expenses, net for the nine months ended Q3 2012 also included a $2.4 million loss on the Celerion note receivable recorded in Q1 2012.

Interest income (expense), net

Net interest income for the three and nine months ended Q3 2013 were $0.2 million and $0.8 million, respectively, compared to $0.1 million and $1.1 million for the same periods in fiscal 2012. The decrease was primarily due to a decrease in accreted interest income related to our note receivable from Celerion reflecting a $7.3 million partial repayment for a reduction of $9 million in the principal amount which occurred during Q1 2013.

Income tax expense

The annual effective tax rate is based upon the facts and circumstances known at each interim period. On a quarterly basis, the estimated annual effective tax rate is revised as appropriate, compared to those forecasted at the beginning of the fiscal year and each interim period thereafter.

For the three and nine months ended July 31, 2013, we recognized tax expense of $18.8 million (2012 – $0.7 million) and $14.3 million (2012 - $0.8 million) on pre-tax income from continuing operations of $199.2 million (2012 – $13.0 million) and $195.2 million (2012 - $15.4 million), respectively, which represent effective tax rates of 9.4% (2012 – 5.2%) and 7.3% (2012 – 5.0%). These effective tax rates are lower than our estimated annual effective tax rate primarily due to the large gain on the sale of Targeted Therapies business. Under Canadian income tax rules, as this sale is considered a disposition of eligible capital, only half of the gain is included in business income used to calculate tax expense. This, together with other discrete items explained below resulted in the lower than expected effective tax rates.

The tax expense and related effective tax rate on continuing operations was determined by applying an estimated annual effective tax rate for Nordion of 20.5% (Q3 2012 – 24.8%) to pre-tax income, excluding non-recurring income related to transactions and settlements, and then recognizing various discrete tax items. For the nine months ended July 31, 2013, discrete tax items primarily include 1) $20.3  million expense resulting from the sale of Targeted Therapies business and AECL litigation , 2) $13.2 million release of reserves relating to uncertain tax positions that have been effectively settled, 3) $5.8 million tax expense due to completion of various tax authority audits, 4) $7.5 million deferred tax recovery relating to the long-lived asset impairment, 5) $3.6 million valuation allowance increase relating to various matters, and 6) various other small adjustments.

Nordion Inc. Interim Report July 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

 2) Segmented Financial Review
Sterilization Technologies

	Three months ended July 31				Nine months ended July 31
(thousands of U.S. dollars)	2013	% of revenues	2012	% of revenues	2013	% of revenues	2012	% of revenues
Revenues
Cobalt	$35,375	97%	$31,841	99%	$70,843	97%	$61,382	97%
Sterilization - Other	1,168	3%	304	1%	2,324	3%	1,741	3%
	36,543	100%	32,145	100%	73,167	100%	63,123	100%
Costs and expenses
Direct cost of revenues	14,627	40%	14,066	44%	32,475	44%	29,900	47%
Selling, general and administration	4,241	12%	3,539	11%	12,988	18%	10,635	16%
Other (income) expenses, net	(119)	-	137	-	(21)	-	227	-
Segment earnings	$17,794	48%	$14,403	45%	$27,725	38%	$22,361	35%

Revenues
Revenues of $36.5 million for the three months ended Q3 2013 increased by $4.4 million or 14% compared to the same period in fiscal 2012. For the nine months ended Q3 2013, revenues of $73.2 million increased by $10.0 million or 16%, compared to the same period in fiscal 2012. The majority of revenue for Sterilization Technologies is denominated in Canadian dollars and, therefore, fluctuations in foreign exchange impact revenue.  Excluding the impact of foreign exchange, revenues for the three months and nine months ended Q3 2013 increased by 15%.

For the three and nine months ended Q3 2013, Co-60 revenues increased by $3.5 million or 11% and $9.5 million or 15%, respectively, compared to the same periods in fiscal 2012. The increase in Co-60 revenue was primarily due to the quarterly variability of the timing of our shipments to customers.

For the three and nine months ended Q3 2013, revenues from Sterilization – Other increased by $0.9 million and $0.6 million, respectively, compared to the same periods in fiscal 2012 primarily because of an increase in production irradiator refurbishments performed.

As in prior years, the quarterly profile of revenues for Sterilization Technologies vary significantly due to the timing of our Co-60 shipments to customers and the sales of production irradiators. When our customers purchase and install Co-60, they need to shut down their production irradiator operations while the Co-60 is being loaded into the irradiator. Therefore, we coordinate this process closely with our customers in an effort to minimize disruption to their operations.

Gross margin
Gross margin for our Sterilization Technologies segment of 60% and 56% for the three and nine months ended Q3 2013, respectively, was higher compared to 56% and 53% for the same periods in fiscal 2012. The increase in gross margin was primarily driven by higher revenues, as described above, covering relatively fixed Co-60 production support costs.

Selling, general and administration (SG&A)
SG&A expenses of $4.2 million and $13.0 million for the three and nine months ended Q3 2013 increased by $0.7 million and $2.4 million, respectively, compared to the same periods in fiscal 2012. The increase in SG&A expenses is due to an increase in annual incentive costs and pension expense, partially offset by a favourable impact of the weakening of the Canadian dollar relative to the U.S. dollar. A significant majority of our SG&A expenses are denominated in Canadian dollars.

Other (income) expenses, net
Other (income) expenses, net are primarily foreign exchange revaluation gains and losses for the three and nine months ended Q3 2013 and 2012.

Nordion Inc. Interim Report July 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

Medical Isotopes

	Three months ended July 31			Nine months ended July 31
(thousands of U.S. dollars)	2013	% of revenues	2012	% of revenues	2013	% of revenues	2012	% of revenues
Revenues
Reactor	$16,115	67%	$14,496	66%	$53,671	74%	$52,617	74%
Cyclotron	5,411	23%	5,203	24%	12,085	17%	11,911	17%
Contract Manufacturing	2,506	10%	2,273	10%	6,217	9%	6,090	9%
	24,032	100%	21,972	100%	71,973	100%	70,618	100%
Costs and expenses
Direct cost of revenues	13,947	58%	12,993	59%	40,566	56%	39,852	56%
Selling, general and administration(a)	4,106	17%	3,625	16%	12,866	18%	10,704	15%
Other (income) expenses, net	64	-	782	4%	513	1%	1,874	3%
Segment earnings	$5,915	25%	$4,572	21%	$18,028	25%	$18,188	26%
(a)     Excludes AECL arbitration and legal costs of ($0.1) million (2012 - $1.0 million) and $0.5 million (2012 - $4.8 million) for the three and nine months ended July 31, 2013, respectively, which are not included in the calculation of segment earnings.

Revenues
Revenues of $24.0 million for the three months ended July 31, 2013, increased by $2.1 million or 9% compared to the same period in fiscal 2012. For the nine months ended Q3 2013, revenues of $72.0 million increased by $1.4 million or 2% compared with the same period in fiscal 2012. The majority of Medical Isotopes revenues are denominated in U.S. dollars and, therefore, foreign exchange had a nominal impact on revenue.

For the three months ended Q3 2013, Reactor products accounted for 67% of Medical Isotopes revenues while cyclotron-based products accounted for 23% and Contract manufacturing accounted for the remaining 10%.

Reactor isotopes revenues increased by 11% and 2% for the three and nine months ended Q3 2013, respectively.  The increase in the three months revenues was due mainly to an increase in sales volume as a result of the shutdown of the primary reactor in Europe which supplies some of our competitors, while the increase in the nine months revenues was as a result of an increase in sales volume largely offset by a decrease in price of Mo-99.

With the return of Sr-82 sales, Cyclotron isotopes revenues were higher by 4% and 2%, respectively, for the three and nine months ended Q3 2013 due to an increase in sales volume.

Contract manufacturing revenues increased slightly in the three months ended Q3 2013 reflecting TheraSphere manufactured under the MSA during the last two weeks of July 2013, following the sale of our Targeted Therapies business to BTG.  Contract manufacturing revenues remained relatively flat for the nine months ended Q3 2013.

Gross margin
Gross margin for the three months ended Q3 2013 was 1% higher compared to the same period in fiscal 2012 due to higher Mo-99 revenue, as described above, covering relatively fixed production support costs in the current periods.  The gross margin for the nine months ended Q3 2013 were flat compared to the same period in fiscal 2012.

Selling, general and administration (SG&A)
SG&A expenses of $4.1 million and $12.9 million for the three and nine months ended Q3 2013 increased by $0.5 million and $2.2 million, respectively, for the same periods in fiscal 2012. The increase in SG&A was primarily due to an increase in annual incentive costs and pension expense, partially offset by the favourable impact of the weakening of the Canadian dollar relative to the U.S. dollar. A significant majority of our SG&A expenses are denominated in Canadian dollars.

Other (income) expenses, net
Other (income) expenses, net are primarily foreign exchange revaluation gains and losses for the three and nine months ended July 31, 2013 and 2012.

Nordion Inc. Interim Report July 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

Targeted Therapies

	Three months ended July 31				Nine months ended July 31
(thousands of U.S. dollars)	2013	% of revenues	2012	% of revenues	2013	% of revenues	2012	% of revenues
Revenues
TheraSphere	$11,134	100%	$13,024	100%	$36,322	100%	$36,428	100%

Costs and expenses
Direct cost of revenues	3,450	31%	3,325	26%	10,999	30%	10,676	29%
Selling, general and administration	5,479	49%	4,371	34%	16,827	46%	11,725	32%
Other (income) expenses, net	1,661	15%	992	8%	5,460	15%	2,758	8%
Segment earnings	$544	5%	$4,336	33%	$3,036	8%	$11,269	31%

As described in “2013 business and corporate developments” section of this MD&A, on July 13, 2013, Nordion completed the sale of its Targeted Therapies business to BTG.  The results of manufacturing TheraSphere for BTG under the MSA are reported as part of the Contract Manufacturing product line in our Medical Isotopes segment.

Revenues
Revenues of $11.1 million for the three months ended Q3 2013 decreased by $1.9 million or 15% compared to the same period in fiscal 2012.  The decrease is attributable to the completion of the sale of the Targeted Therapies business to BTG in mid July 2013 as described above.

For the nine months ended Q3 2013, revenues of $36.3 million were relatively flat compared to the same period in fiscal 2012, reflecting an increase in TheraSphere dose sale largely offset by the impact of the completion of the Target Therapies sale in mid July 2013.  As the majority of our Targeted Therapies revenues are denominated in U.S. dollars, the impact of foreign exchange on revenues was not significant.

Gross margin
Gross margin for our Targeted Therapies segment of 69% for the three months ended Q3 2013 decreased compared to 74% for the same period in fiscal 2012.  For the nine months ended Q3 2013, the gross margin was relatively flat compared to the same period in fiscal 2012. TheraSphere has a relatively fixed cost over certain volumes such that incremental revenues have a positive impact on gross margin.

Selling, general and administration (SG&A)
SG&A expenses of $5.5 million and $16.8 million for the three and nine months ended Q3 2013 increased by $1.1 million and $5.1 million, respectively, compared to the same periods in fiscal 2012. The increase was primarily driven by an increased investment in TheraSphere sales and marketing, an increase in general and administrative costs required to support the growth of the product, an increase in annual incentive costs, and pension expenses, partially offset by a favourable impact of the weakening of the Canadian dollar relative to the U.S. dollar.

Other (income) expenses, net
R&D expenses increased by $0.9 million and $2.9 million for the three and nine months ended Q3 2013, respectively, compared to the same periods in fiscal 2012 due to increased spending on TheraSphere clinical trials.

Nordion Inc. Interim Report July 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

Corporate and Other

	Three months ended July 31		Nine months ended July 31
(thousands of U.S. dollars)	2013	2012	2013	2012
Costs and expenses
Selling, general and administration(a)	$3,798	$3,516	$9,384	$8,794
Other (income) expenses, net(b)	890	(813)	331	(1,361)
Segment loss	$(4,688)	$(2,703)	$(9,715)	$(7,433)
(a) Excludesinternal investigation costs of $1.2 million and $9.8 million (2012 - $nil and $nil) for the three and nine months ended July 31, 2013, respectively, and strategic review costs of $0.2 million and $0.9 million (2012 - $nil and $nil) for the three and nine months ended July 31, 2013,respectively, which are not included in the calculation of segment loss.
(b) Excludes litigation settlement loss of $1.3 million, a recovery from previously written off investment of $0.8 million, pension settlement loss of $7.0 million and a loss on Celerion note receivable of $0.2 million (2012 - $2.4 million) for the nine months ended July 31, 2013, which are not included in the calculation of segment loss.

Selling, general and administration (SG&A)
Corporate SG&A expenses of $3.8 million and $9.4 million for the three and nine months ended Q3 2013 increased by $0.3 million and $0.6 million, respectively, compared to the same periods in fiscal 2012. The increase was primarily due to an increase in G&A costs associated with central functions previously allocated to Targeted Therapies.

Other (income) expenses, net
For the three and nine months ended Q3 2013 and 2012, Other (income) expenses, net were primarily related to foreign exchange (gains) and losses.

Nordion Inc. Interim Report July 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

3) Quarterly Financial Analysis

Sequential financial analysis
In this section, we provide a summary of selected financial information for each of the eight most recently completed quarters.

(thousands of U.S. dollars, except per share amounts)	Trailing four quarters	July 31 2013	April 30 2013	January 31 2013	October 31 2012
Revenues
Cobalt	101,863	35,375	20,100	15,368	31,020
Sterilization-other	3,615	1,168	94	1,062	1,291
Sterilization Technologies	105,478	36,543	20,194	16,430	32,311
Reactor	78,464	16,115	17,150	20,406	24,793
Cyclotron	15,652	5,411	3,820	2,854	3,567
Contract Manufacturing	8,194	2,506	1,775	1,936	1,977
Medical Isotopes	102,310	24,032	22,745	25,196	30,337
TheraSphere	$48,345	$11,134	$13,150	$12,038	$12,023
Targeted Therapies	48,345	11,134	13,150	12,038	12,023
	$256,133	$71,709	$56,089	$53,664	$74,671
Segment earnings (loss)
Sterilization Technologies	44,401	17,794	6,415	3,516	16,676
Medical Isotopes	29,279	5,915	5,174	6,939	11,251
Targeted Therapies	5,845	544	1,062	1,430	2,809
Corporate and Other	(10,988)	(4,688)	(2,210)	(2,817)	(1,273)
	$68,537	$19,565	$10,441	$9,068	$29,463

Net income (loss)	$137,381	$180,424	$731	$(269)	$(43,505)
Basic and diluted earnings (loss) per share	$2.22	$2.91	$0.01	$-	$(0.70)

(thousands of U.S. dollars, except per share amounts)	Trailing four quarters	July 31 2012	April 30 2012	January 31 2012	October 31 2011
Revenues from continuing operations
Cobalt	89,507	31,841	13,860	15,681	28,125
Sterilization-other	6,083	304	982	455	4,342
Sterilization Technologies	95,590	32,145	14,842	16,136	32,467
Reactor	74,533	14,496	17,179	20,942	21,916
Cyclotron	15,161	5,203	3,610	3,098	3,250
Contract Manufacturing	11,573	2,273	1,990	1,827	5,483
Medical Isotopes	101,267	21,972	22,779	25,867	30,649
TheraSphere	$47,312	$13,024	$12,392	$11,012	$10,884
Targeted Therapies	47,312	13,024	12,392	11,012	10,884
	$244,169	$67,141	$50,013	$53,015	$74,000
Segment earnings (loss)
Sterilization Technologies	36,841	14,403	3,504	4,454	14,480
Medical Isotopes	29,599	4,572	5,905	7,711	11,411
Targeted Therapies	13,465	4,336	3,820	3,113	2,196
Corporate and Other	(7,760)	(2,703)	(2,815)	(1,915)	(327)
	$72,145	$20,608	$10,414	$13,363	$27,760

Income from continuing operations	$21,135	$12,302	$3,221	$(887)	$6,499
(Loss) income from discontinued operations, net of income taxes	402	-	-	-	402
Net income (loss)	$21,537	$12,302	$3,221	$(887)	$6,901
Basic and diluted (loss) earnings per share
- from continuing operations	$0.34	$0.20	$0.05	$(0.01)	$0.10
- from discontinued operations	0.01	-	-	-	0.01
Basic and diluted (loss) earnings per share	$0.35	$0.20	$0.05	$(0.01)	$0.11

Nordion Inc. Interim Report July 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

Revenues from continuing operations

Sterilization Technologies

Sterilization Technologies revenues of $36.5 million in Q3 2013 increased by $16.3 million or 81% compared to Q2 2013.

Co-60 revenue in Q3 2013 increased 76% compared to Q2 2013. Co-60 revenues can vary significantly quarter-to-quarter due to the timing of our shipments to customers. The shipments are planned between Nordion and our customers and are forecast several months in advance.

Medical Isotopes

Medical Isotopes revenue increased by $1.3 million or 6% in Q3 2013 compared to Q2 2013. The increase was primarily driven by Cyclotron isotopes and Contract Manufacturing revenues partially offset by lower volumes of sales of Mo-99 as the primary reactor in Europe returned to service during Q3 2013.

In Q3 2013, Cyclotron isotopes revenue increased by 42% compared to Q2 2013. This increase is attributable to an increase in sales of Sr-82.

Contract Manufacturing revenue increased 41% compared to Q2 2013. The increase was primarily due to the commencement of manufacturing of TheraSphere under the MSA for BTG beginning in mid July 2013.

Targeted Therapies

Targeted Therapies revenue of $11.1 million in Q3 2013 decreased by $2.0 million or 15% compared to Q2 2013, due mainly to the sale of the Targeted Therapies business to BTG on July 13, 2013.

Segment earnings (loss)

Sterilization Technologies

Sterilization Technologies segment earnings of $17.8 million in Q3 2013 increased by $11.4 million or 177% compared to Q2 2013. This is primarily due to increased Co-60 volume.

Quarter-to-quarter Sterilization Technologies segment earnings are impacted by the mix of Co-60, one of our higher gross margin products, with Sterilization – Other, which includes production irradiator refurbishments.

Medical Isotopes

Medical Isotopes segment earnings of $5.9 million in Q3 2013 increased by $0.7 million or 14% compared to Q2 2013. This is primarily due to the same reason described above for quarter-to-quarter Cyclotron isotope and Contract Manufacturing revenues increase.

Targeted Therapies

Targeted Therapies segment earnings of $0.5 million in Q3 2013 decreased by $0.5 million or 50% compared to Q2 2013 primarily due to an increased investment in TheraSphere sales and marketing and incentive program costs.

Corporate and Other

Corporate and Other segment loss of $4.7 million in Q3 2013 increased by $2.5 million compared to Q2 2013 due mainly to an unfavourable impact of foreign exchange and an increase in stock-based compensation expenses.

Items that impact the comparability of the operating (loss) income from operations include:
•
Results for the quarter ended October 31, 2012 included a $3.6 million embedded derivative loss driven by changes in our estimate for the notional supply amount and fluctuations in the foreign exchange rate; and a $2.5 million restructuring charge primarily due to our strategic realignment.

•
Results for the quarter ended January 31, 2012 included a $6.3 million embedded derivative loss driven by changes in our estimate for the notional supply amount and fluctuations in the foreign exchange rate; and a $2.4 million loss on Celerion note receivable.

•
Results for the quarter ended October 31, 2011 included a $13 million embedded derivative loss driven by changes in our estimate for the notional supply amount and fluctuations in the foreign exchange rate; and $1.0 million in restructuring charges.

Balance sheet insights

To assist your understanding of our balance sheet accounts, we have briefly summarized a number of items below that are recorded in our balance sheet and described in more detail in our financial statement notes.

Embedded derivatives
Included in Other current assets and Accrued liabilities are embedded derivatives assets and liabilities of $nil and $1.3 million, respectively, as of July 31, 2013. These relate to certain long-term supply contracts that are denominated in currencies that are not the functional currency of either party to the agreements. These embedded derivatives can fluctuate significantly from period to period as they are based on notional amounts exceeding $49 million at July 31, 2013, and are revalued at the end of each reporting period based on changes in currency exchange rates relative to the Canadian dollar.

Investment in Celerion, Inc. (Celerion) & note receivable from Celerion
Long-term investments include our 15% minority interest in Celerion, carried at $1.5 million, and a note receivable from Celerion, carried at $7.5 million. The face value of the note as of July 31, 2013 is $8.1 million, with the carrying value reflecting discount rates of 28% and 8% for unsecured and secured cash flows, respectively. The note has a five-year term bearing interest at 4% per annum which is accruing to the principal amount of the note. Our exposure to losses with respect to Celerion is limited to the carrying amount of this note receivable and our minority interest in Celerion.

Investment in LCC Legacy Holdings (LCC) (formerly Lumira Capital Corp.)
Included in Long-term investments is our investment in Lumira, a privately held investment fund management company that has long-term investments in development-stage enterprises. We record this investment using the equity method of accounting and the carrying amount of this investment is $nil as of July 31, 2013, resulting from cumulative dividends received and equity losses recorded in prior periods.  We have no further exposure to losses with respect to Lumira as our exposure is limited to the carrying amount of this investment.

Financial instrument pledged as security on long-term debt & Long-term debt
Included in Notes receivable and Other long-term assets is a financial instrument with a carrying value of $42 million as of July 31, 2013. This financial instrument is classified as held to maturity and is not readily tradable. Included in Long-term debt includes a non-interest-bearing Canadian government loan with a carrying value of $42 million as of July 31, 2013. The cash inflow of the financial instrument exactly offsets the cash outflow of the long-term debt. We have pledged the financial instrument as security to offset the long-term debt, effectively resulting in net nil debt.

Deferred tax assets
We have recorded net current and non-current deferred tax assets of $ 41.2 million as of July 31, 2013.  These assets relate to our Canadian operations and can be used to reduce future cash taxes in Canada. Our total deferred tax assets are primarily comprised of $45.0 million of net capital loss carryforwards, $65.2 million of Canadian federal investment tax credits, and certain foreign tax losses.  We have recorded a valuation allowance of $84.5 million against these assets.

Assets and liabilities related to captive insurance

As of July 31, 2013, our captive insurance liabilities include outstanding loss reserves of $0.3 million which is included in Accrued liabilities. The incurred but not reported loss reserves of $2.4 million are included in Other long-term liabilities as at July 31, 2013. Partially offsetting these liabilities is restricted cash of $2.8 million included in Restricted Cash.

Liabilities retained from divested and discontinued operations

Included in Accrued liabilities is $9.5 million related to an arbitration ruling in our dispute with Life Technologies Corporations (Life).  We subsequently filed a Statement of Claim against Life and have not paid the $9.5 million settlement payment pending the outcome of this new claim.

Accrued liabilities also includes a provision of $2.6 million to address certain uninsured U.S. Food and Drug Administration (FDA) claims related to the Company’s discontinued bioanalytical operations in its former Montreal, Canada, facilities.

Nordion Inc. Interim Report July 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

4) Consolidated Liquidity and Capital Resources

Cash flows
We have summarized our cash flows from operating, investing and financing activities, as reflected in our consolidated statements of cash flows, in the following table:

	Three months ended July 31		Nine months ended July 31
(thousands of U.S. dollars)	2013	2012	2013	2012
Cash provided by operating activities	$1,713	$11,939	$10,728	$35,168
Cash provided by (used in) investing activities	200,262	(377)	163,982	(4,567)
Cash used in financing activities	-	(6,366)	-	(22,323)
Effect of foreign exchange rate changes on cash and cash equivalents	(1,562)	(1,100)	(2,123)	(449)
Net increase in cash and cash equivalents during the period	$200,413	$4,096	$172,587	$7,829

Summary of cash flow activities for the three months ended Q3 2013
During the third quarter of fiscal 2013, we had total cash inflow of $200.4 primarily due to the $200.7 million cash inflow from the sale of Targeted Therapies business.  In addition we had a net cash inflow of $7.3 million primarily related to profitability from our operations and other changes in working capital and we used cash for the following activities:
•	$3.4 million in internal investigation costs;
•	$3.1 million in pension plan solvency funding and current service contributions; and
•	$1.1 million in tax payouts;

Operating activities
Cash provided by our operating activities for the three months ended Q3 2013 was $1.7 million compared to cash provided of $11.9 million in the same period in fiscal 2012. We recorded net income of $180.4 million for Q3 2013, which includes a gain on sale of Targeted Therapies of $188.9 million and non-cash change in the fair value of embedded derivatives resulting in a $0.3 million loss. The working capital amounts transferred in the sale of Targeted Therapies were reflected as investing activities as part of sale proceeds received on the sale. Excluding this divestiture impact, during Q3 2013 our accounts receivable increased by $13.4 million, our accounts payable and accrued liabilities decreased $32.1 million mainly due to the release of the AECL litigation accruals, and our inventories decreased by $8.2 million primarily driven by the timing of our receipt and sale of Co-60.

Cash provided by our operating activities for the nine months ended Q3 2013 was $10.7 million compared to $35.2 million in the same period in fiscal 2012. We recorded a net income of $180.9 million for the nine months ended Q3 2013, which includes the gain on sale of Targeted Therapies of $188.9 million, a non-cash change in the fair value of embedded derivative assets resulting in a $0.5 million loss and a loss on Celerion note receivable of $0.2 million. Excluding the Targeted Therapies divestiture impact described above, during the nine months ended Q3 2013, our accounts receivable decreased by $3.5 million, our inventories increased by $5.1 million, and our accounts payable and accrued liabilities decreased by $47.0 million, for the same reasons described above.

Investing activities
There was an increase in cash of $200.3 million provided by investing activities for the three months ended Q3 2013 compared with cash used of $0.4 million in the same period in fiscal 2012. In Q3 2013 our activities primarily included cash proceeds of $200.7 million related to the sale of our Targeted Therapies business offset by capital asset additions of $0.5 million. During the three months ended Q3 2012, we purchased $1.2 million of capital assets and decreased restricted cash by $0.8 million.

There was an increase in cash of $164.0 million for the nine months ended Q3 2013 compared with cash used of $4.6 million in the same period in fiscal 2012. During the nine months ended Q3 2013, we received $200.7 million related to the sale of our Targeted Therapies business offset by an increase in restricted cash of $35.3 million and capital asset additions of $1.4 million. During the nine months ended Q3 2012, we purchased capital assets of $5.8 million and saw a decrease in restricted cash of $1.2 million.

Financing activities
We did not use any cash for financing activities in the three or nine months ended Q3 2013.  In Q3 2012 we paid $6.2 million in cash dividends and repurchased and cancelled $0.2 million of Common shares. During the nine months ended Q3 2012, we paid $18.6 million of cash dividends and repurchased Common shares for $3.7 million.

Nordion Inc. Interim Report July 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

Liquidity

(thousands of U.S. dollars)	July 31 2013	October 31 2012	Change
Cash and cash equivalents	$281,947	$109,360	158%
Current ratio	6.1	2.0	205%

Our cash and cash equivalents of $281.9 million as of July 31, 2013 was $172.6 million higher than the $109.4 million we had as of October 31, 2012. As we discussed in the Cash flows section above, the increase was primarily due to the proceeds received for the sale of the Targeted Therapies business of $200.7 million as well as $7.3 million cash received for partial early repayment of the Celerion note receivable and $7.0 million in federal tax refunds, net.  The increase in cash and cash equivalents was partially offset by $14.3 million net cash outflow from our operations and other changes in working capital as well as $13.5 million of internal investigation costs, $5.5 million of pension settlement costs and $17.4 million in litigation settlement costs that included $8.3 million of insurance proceeds previously received.

Our current ratio of 6.1 as of July 31, 2013 increased compared to October 31, 2012 as the current assets have increased at a faster rate than the current liabilities. The increase in the current assets was primarily due to increases in cash and cash equivalents, accounts receivable, inventories and other current assets. The decline in the current liabilities was mainly due to a decrease in accrued liabilities.

As of July 31, 2013, our restricted cash of $39.4 million (2012 - $3.9 million) related to $35.5 million of outstanding letters of credit held primarily for our site decommissioning and the funding of our pension liabilities, $1.1 million collateral issued against future letters of credit as well as $2.8 million related to funds for insurance liabilities.

Credit facility
Amended and Restated Credit facility
On January 25, 2013, we entered into $80.0 million Amended and Restated senior revolving one year committed credit facilities with the Toronto-Dominion Bank (TD) and certain other financial institutions (the Lenders). Our Amended and Restated credit facility consists of a $20 million revolving credit facility and a separate facility of up to $60 million to be used for the issuance of letters of credits. Each material subsidiary of Nordion jointly and severally guaranteed the obligations of the borrower to the lenders. The credit facilities are secured by floating and fixed charges over the assets of the borrower and guarantors including, but not limited to, accounts receivable, inventory and real property with the latter facility to be fully secured with a specific pledge of cash collateral. The credit facilities are subject to customary positive, negative and financial covenants.

Under this credit facility, we are able to borrow Canadian and U.S. dollars by way of Canadian dollar prime rate loans, U.S. dollar base rate loans, U.S. dollar Libor loans, the issuance of Canadian dollar banker’s acceptances and letters of credit in Canadian and U.S. dollars. The credit facility is for a one-year term which may be extended on mutual agreement of the Lenders for successive subsequent periods. The credit facility is primarily for general corporate purposes. As of July 31, 2013, we have not used the credit facility for borrowing; however, we had $37.4 million of letters of credit issued under this credit facility as well as $1.1 million of collateral issued against future letters of credit.

In Q3 2013, we obtained consent from the Amended and Restated Credit Facility Lenders for the divestiture of the Targeted Therapies business to BTG, as described above.

Pension
For funding purposes, we are required by regulation to update our actuarial valuation of our main defined benefit pension plan as of January 1, 2013, and based on the continued decline in real interest rates in Canada, we expect our funding in 2013 to increase by $1 million to $2 million. Based on the actuarial valuation completed in Q3 2013 related to January 1, 2013, our annual funding requirements were approximately $16 million, including approximately $3 million of current service cost contributions in calendar year 2013, in order to reduce the projected regulatory solvency deficit and meet our normal funding requirements. We have funded the solvency deficit via letters of credit for $20.5 million, including $7.3 million funded in the nine months ended July 31, 2013. The deficit has arisen due to falling real interest rates where the pension liabilities increased more than the increase in the value of pension assets. The actual funding requirements which are amortized over a five-year funding period will be dependent on subsequent annual actuarial valuations. These amounts are estimates, which may change with actual investment performance, changes in interest rates, any pertinent changes in government regulations, and any voluntary contributions. As a result of either changes to annual valuations or the three-year averaging used in the deficit calculation under applicable regulations, funding requirements may extend beyond the five year funding period.

In Q3 2013, Nordion made cash contributions of $2.5 million to meet solvency funding requirements and to strengthen the financial position of our defined benefit pension plan. We currently intend to continue to make cash contributions until December 2013 to meet our annual pension funding requirements. Prior to Q3 2013, we had used letters of credit to meet solvency funding requirements.

During the period since January 2013, real interest rates, which are used in the calculation of our pension liabilities for funding purposes, have increased. Higher interest rates result in a lower liability and, therefore, lower funding. However, the calculation of our pension deficit for the purpose of determining 2014 funding requirements is based on, among other things, current year funding requirements, actuarial assumptions, real interest rates and asset values as at January 1, 2014, the valuation date. All of these factors are subject to change from time to time and if changes occur, our pension liabilities for funding purposes may be materially affected.

Future liquidity risk and requirements
Liquidity risk is the risk that an entity will encounter difficulty in satisfying its financial obligations as they become due.  We manage our liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. However, the timing and amounts of expenditures and inflows of cash are uncertain and obligations may arise that we are unable to forecast including, among other things, potential fines and penalties from regulators or enforcement authorities associated with our internal investigation.

We believe that cash on hand, cash flows generated from operations, and borrowing from our line of credit, if needed, will be sufficient to meet the anticipated requirements for current operations, capital expenditures, pension funding, internal investigation costs, litigation costs, contingent liabilities including FDA-related settlements, the Life arbitration settlement, and restructuring costs.

Under our credit facility we have $37.4 million of letters of credit and $1.1 million of collateral issued against future letters of credit. If we were to lose access to our credit facility and/or have increased cash requirements for operations or other liabilities, the Company may be required to obtain additional capital from other sources.

Contractual obligations
Subsequent to the sale of MDS Pharma Services Early Stage, we have retained litigation claims and other costs associated with the U.S. FDA’s review of our discontinued bioanalytical operations and certain other contingent liabilities in Montreal, Canada. We have also retained certain liabilities related to pre-closing matters. Under certain circumstances, we may be required to assume additional liabilities that could result in future cash payments.

Indemnities and guarantees
In connection with our various divestitures, we agreed to indemnify buyers for actual future damage suffered by the buyers related to breaches, by us, of representations and warranties contained in various purchase agreements. In addition, we have retained certain existing and potential liabilities arising in connection with such operations related to periods prior to the closings. To mitigate our exposure to certain of these potential liabilities, we maintain errors and omissions insurance and other insurance. We are not able to make a reasonable estimate of the maximum potential amount that we could be required to pay under these indemnities. We have not made any significant payments under these types of indemnity obligations in the past.

Capitalization
Our long-term debt of $42.3 million as of July 31, 2013, is primarily a non-interest-bearing Canadian government loan maturing in 2015, which we have fully secured with a long-term financial instrument that we have included in Other long-term assets in our consolidated statements of financial position.

Our shareholders’ equity as of July 31, 2013, was $379.7 million compared with $194.8 million as of October 31, 2012, primarily due to the results from our operations as well as a pension adjustment net of tax of $5.7 million resulting from the settlement of our defined benefit plan in the U.S. relating to the former MDS Pharma Services operations.

During the fourth quarter of fiscal 2012, we suspended our dividend and cancelled our 2012 Normal Course Issuer Bid.

Off-balance sheet arrangements
We do not have any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital expenditures or capital resources that are material to investors other than operating leases and derivative instruments.

Derivative instruments
As of July 31, 2013, we held over $32 million notional amount of foreign exchange forward contracts designated as cash flow hedges. During the three months ended July 31, 2013, we recorded $0.2 million realized loss and $0.7 million unrealized loss for our foreign exchange forward contracts designated as cash flow hedges whereas we recorded a $0.1 million realized gain and a $0.5 million unrealized gain during the nine months ended July 31, 2013. As of July 31, 2013, we held no derivatives designated as fair value or net investment hedges.

As of July 31, 2013, we identified certain embedded derivative assets with a fair value of $nil (October 31, 2012 - $nil) and embedded derivative liabilities with a fair value of $1.3 million (October 31, 2012 - $0.8 million), which have a total notional amount of approximately $49 million (October 31, 2012 – approximately $49 million). During the three and nine months ended July 31, 2013, we recorded a $0.3 million and a $0.5 million loss, respectively, for the change in the fair value of the embedded derivatives, compared to a $2.0 million and an $8.4 million loss in the same periods in fiscal 2012.

Litigation

For full descriptions of our material litigation, see the “Legal Proceedings” section of our 2012 AIF.

MAPLE
AECL and the Government of Canada unilaterally announced in fiscal 2008 their intention to discontinue development work on the MAPLE Facilities. At the same time, AECL and the Government of Canada also publicly announced that they would continue to supply medical isotopes from the current NRU reactor, and would pursue a license extension of the NRU reactor operations past the expiry date, at the time, of October 31, 2011. On July 8, 2008, we served AECL with a notice of arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations under an agreement entered into with AECL in February 2006 (the 2006 Agreement) to complete the MAPLE Facilities and, in the alternative and in addition to such order, seeking significant monetary damages.  On September 10, 2012, we announced that we had received the decision in the confidential arbitration with AECL and were unsuccessful in our claim for specific performance or monetary damages relating to AECL’s cancelled construction of the MAPLE facilities. The majority of the tribunal ruled 2:1 that our claim against AECL in the arbitration was precluded under the terms of the 2006 Agreement. Thus, we were not entitled to a remedy under the 2006 Agreement for the unilateral termination by AECL of the construction of the MAPLE facilities. In the decision, the arbitrators also dismissed AECL’s counterclaim against us for damages for breach of contract in the amount of $250 million (C$250 million) and other relief.  The appeal period has expired and neither party appealed the decision.  The arbitrators requested that we and AECL make submissions on the issue of costs. AECL submitted total arbitration-related costs of approximately $46 million (C$46 million). We filed a response to AECL’s costs submissions asserting that Nordion should pay approximately $22 million, to which AECL filed a reply, during February 2013.  On August 20, 2013 Nordion announced that it had entered into a comprehensive settlement agreement with AECL to resolve all outstanding claims between the parties related to the MAPLE facilities, including the issue of arbitration-related costs sought by the parties.

In addition to the arbitration, in 2008 we also filed a court claim against AECL and the Government of Canada. Our claim filed against AECL sought (i) damages in the amount of $1.6 billion (C$1.6 billion) for negligence and breach of contract under the Isotope Production Facilities Agreement (IPFA) entered into with AECL in 1996; and (ii) interim, interlocutory and final orders directing AECL to continue to supply radioisotopes under the 2006 Agreement, pending any final judgment and completion of the MAPLE Facilities; and, against the Government of Canada, we sought (i) damages in the amount of $1.6 billion (C$1.6 billion) for inducing breach of contract and interference with economic relations in respect to the 2006 Agreement; (ii) an order that we may set off the damages owing to us by the Government of Canada as a result of the Government’s conduct set out herein against any amounts owing by us to the Government of Canada under the Facilities Development and Construction Funding Agreement (FDCFA), a  loan agreement between us and the Government of Canada for $100 million (C$100 million); and (iii) an interim and interlocutory order suspending any payments that may be owing to the Government of Canada under the FDCFA pending the determination of the issues in this litigation and an interim or interlocutory order requiring the return of all security instruments delivered in connection with the FDCFA. Although the arbitrators did not rule on the issue, the view of the majority was that a breach of contract by AECL did not occur under the 2006 Agreement. The arbitration decision under the 2006 Agreement left it open for us to pursue our ongoing lawsuit against AECL in the Ontario courts in relation to the 1996 IPFA.

As a result, Nordion filed an amended statement of claim against AECL on January 18, 2013 in relation to the IPFA.  The claim requested damages in the amount of $243.7 million (C$243.5 million) for negligence and breach of the IPFA, as well as pre- and post-judgment interest and costs.  The damages claimed were for the recovery of our costs up to the end of the IPFA, net of certain amounts settled between Nordion and AECL at the time of entering into the Interim and Long-Term Supply Agreement (ILTSA).  Having regard to the majority opinion in the arbitration under the 2006 Agreement, the amended statement of claim filed by Nordion under the IPFA no longer included the Government of Canada and the damages claimed were substantially lower than in the original statement of claim.  During the first quarter of fiscal 2013, Nordion and the Government of Canada agreed to the discontinuance of the IPFA action against the Government of Canada without costs.  On April 15, 2013, AECL filed a statement of defense and counterclaim. In its counterclaim, AECL sought $80 million in damages based on a claim against Nordion for unpaid construction charges.  On August 20, 2013 Nordion announced that it had entered into a comprehensive settlement agreement with AECL to resolve all outstanding claims between the parties related to the MAPLE facilities, including this lawsuit.

Bioequivalence studies
During fiscal 2009, we were served with a Complaint related to repeat study and mitigation costs of $10 million and lost profits of $70 million. This legal action, commenced by Dr. Reddy’s Laboratories Ltd. and certain affiliated companies related to certain bioequivalence studies carried out by our former MDS Pharma Services business unit at the Montreal, Canada facility from January 1, 2000, to December 31, 2004. On March 21, 2013, we announced that we had settled this claim.  Details of the settlement are confidential.  The settlement resulted in a loss of $1.3 million after taking into account financial reserves maintained by us in relation to the claim.  Most of the settlement was covered by insurance, and resulted in a net cash outflow of approximately $17 million that included insurance proceeds received to date. In May 2013, Nordion was successful in a claim of $5 million against one of its insurers in this matter. The insurer filed its appeal on June 14, 2013, contesting the award. Nordion recognizes a gain contingency such as this only when a claimed amount is received and realized.

During fiscal 2009, we were served with a Statement of Claim related to repeat study and mitigation costs of $5 million (C$5 million) and loss of profit of $30 million (C$30 million). This action relates to certain bioequivalence studies carried out by our former MDS Pharma Services business unit at the Montreal, Canada facility from January 1, 2000, to December 31, 2004. We maintain reserves in respect of repeat study costs as well as errors and omissions insurance. We have assessed this claim and have accrued amounts related to the direct costs associated with the repeat study costs in the FDA provision. No specific provision has been recorded related to the claim for lost profit, other than insurance deductible liabilities included in accrued liabilities. We have filed a Statement of Defence and are vigorously defending this action. Examinations for discovery are currently ongoing.

BioAxone BioSciences
During the third quarter of fiscal 2012, we were served with a Complaint filed in Florida relating to our former Pharma Services business (the Complaint). The Complaint, by BioAxone BioSciences Inc., named Nordion (US) Inc. as well as another unaffiliated co-defendant, and alleged that MDS Pharma Services acted negligently in the preparation and qualification of a Bacterial Master Cell Bank relating to the development of a biologic drug.  The Complaint further alleged that Plaintiff has incurred costs to take corrective actions to the cell bank and to the development of its drug as a result of associated delays in development, progress through clinical trials and the FDA approvals process, in an amount greater than $90 million. During the third quarter of fiscal 2013 BioAxone Biosciences Inc. filed an amended complaint adding Nordion Inc. and Nordion (Canada) Inc. as defendants in addition to Nordion (US) Inc. and the unaffiliated co-defendant.  We have not made a specific provision related to this Complaint. We are currently assessing the merits of the Complaint and intend to vigorously defend this claim.

Nordion Inc. Interim Report July 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

5) Accounting and Control Matters

Recent accounting pronouncements

In July 2013, the Financial Accounting Standards Board (FASB) issued ASU 2013-11, Income Taxes (Topic 740) Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (“ASU 2013-11”). ASU 2013-11 updates accounting guidance related to the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. This guidance resolves the diversity in practice in the presentation of unrecognized tax benefits in those instances.  This guidance is effective prospectively for annual periods beginning after December 15, 2013 and interim periods within those annual periods.  We plan to adopt ASU 2013-11 beginning November 1, 2014. We do not anticipate that these changes will have a significant impact on our consolidated financial statements.

In March 2013, the Financial Accounting Standards Board (FASB) issued ASU 2013-05, Foreign Currency Matters (Topic 830) Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity (“ASU 2013-05”). ASU 2013-05 updates accounting guidance related to the application of consolidation guidance and foreign currency matters. This guidance resolves the diversity in practice about what guidance applies to the release of the cumulative translation adjustment into net income. This guidance is effective prospectively for annual periods beginning after December 15, 2013 and interim periods within those annual periods.  We plan to adopt ASU 2013-05 beginning November 1, 2014.  We do not anticipate that these changes will have a significant impact on our consolidated financial statements.

In January 2013, the FASB issued ASU No. 2013-01, “Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities” which clarifies the scope of ASU No. 2011-11 including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 2010-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement.  ASU 2013-01 is effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods and we plan to adopt ASU 2013-01 on November 1, 2013.  ASU 2013-01 is not expected to have a significant impact on our consolidated financial statements.

In December 2011, the FASB issued ASU No. 2011-11, “Balance Sheet (Topic 2010):  Disclosures about Offsetting Assets and Liabilities” which enhances current disclosures about financial instruments and derivative instruments that are either offset on the statement of financial position or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset on the statement of financial position. Entities are required to provide both net and gross information for these assets and liabilities in order to facilitate comparability between financial statements prepared on the basis of U.S. GAAP and financial statements prepared on the basis of International Financial Reporting Standards (IFRS). ASU 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods and we plan to adopt ASU 2011-11 on November 1, 2013. ASU 2011-11 is not expected to have a significant impact on our consolidated financial statements.

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure. We, including the CEO and CFO, have evaluated the effectiveness of our disclosure controls and procedures as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators.  Based on that evaluation, we, including the CEO and CFO, have concluded that, as a result of the material weakness described below in our report on internal control over financial reporting, disclosure controls and procedures were not effective as of July 31, 2013.

Internal control over financial reporting

Management of Nordion, under the supervision of the CEO and CFO, is responsible for the design and operation of internal control over financial reporting and evaluates the effectiveness of these controls on an annual basis using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on the evaluation performed as at October 31, 2012 and because of the material weakness described below, management concluded that internal control over financial reporting was not effective as of October 31, 2012. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

As of October 31, 2012, the Company did not maintain effective internal control over financial reporting in the accounting for income taxes principally related to historical transactions. In particular, several large divestitures of Nordion Inc. businesses occurred in fiscal periods that are currently undergoing, or have yet to undergo, audits by taxation authorities.  Certain of these divestitures were larger than the remaining current Nordion business. Management has not yet completed the process of evaluating the accounting and reporting of its income tax accounts based on these complex and large transactions principally arising from prior years, particularly considering the reduced size and scope of the Company which has resulted in a significantly reduced level of materiality.

Management has determined that the most effective balancing of costs, control, and shareholder interests is to work with the taxation authorities to expedite the audits, resolve issues, and close out the fiscal years audit exposure. This initiative has been ongoing for several years. While this material weakness is not pervasive in scope, it resulted in non-material errors to the financial statements that were identified and corrected prior to release and, accordingly, there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

During Q3 2013, we have continued to monitor our accounting and reporting for our income tax accounts related to the complex transactions of prior years and to work with taxation authorities to expedite their audits and to resolve audit issues on a timely basis. We intend to continue our efforts over this identified area of deficiency until the material weakness is fully remediated.

Remediation of the material weakness from the prior year and related material changes in internal control over financial reporting

As at the end of fiscal 2010, Management had concluded that the technical complexity and volume of work associated with the strategic repositioning plan placed substantial demands on the Company’s tax resources, which in turn diminished the operating effectiveness of our internal controls for both routine and non-routine income tax accounting and reporting.

As described above, we have continued to monitor our accounting and reporting for our income tax accounts related to the complex transactions of prior years. We are progressing on the resolution of these issues in accordance with our plan. We intend to continue our efforts over this identified area of deficiency until the material weakness is fully remediated.

Management has implemented a number of measures since the end of fiscal 2010 designed to remediate these identified control deficiencies including:
•	augmenting technical accounting and tax resources with external support from professional accounting firms other than our independent registered public accounting firm;
•	the hiring of additional tax specialists into our tax group;
•
the development and implementation of a plan to review the historical tax positions and exposures for all legal entities in a complete and effective manner and in light of a lower reporting materiality;

•	working with various taxation authorities to expedite their audits of our open tax years;
•	the consideration of enhancements to the level of automation in our tax accounting and working paper preparation; and,
•	further strengthening of the design of internal controls over complex and non-routine transactions.

While the measures noted above have allowed us to make substantial progress on this matter, as at July 31, 2013 we do not yet consider the material weakness to have been remediated.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. This document contains forward-looking statements, including but not limited to, statements relating to our expectations with respect to: our business strategy and the competitive landscape; our strategic review; net proceeds from the sale of the Targeted Therapies business; factors influencing our commercial success; the demand for and supply of our products and competing products; the supply of the inputs for our products; potential outcomes of current legal proceedings and our internal investigation; our pension funding; the potential for additional legal and regulatory proceedings; our research and development initiatives; our estimates of future site remediation costs; our intentions with respect to our liquidity levels and access to capital; and more generally statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “will”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, “assume”, “endeavour”, and similar words and expressions are intended to identify forward-looking statements.

Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances, but which are inherently subject to significant business, political, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the following factors, which are discussed in greater detail in the “Risk Factors” described in section 5 of our AIF; and our success in anticipating and managing those risks: availability of supply of reactor-based isotopes; business interruptions; anti-corruption and fraud and abuse risk; effectiveness of internal controls; risks arising from doing business in various countries around the world; dependence on one customer for the majority of the Medical Isotopes segment revenue and earnings; risks related to the Company’s credit facility agreement; shareholder activism; sources of supply; external forces may result in significant declines in pricing and/or sales volumes; the Company’s primary operating locations handle and store hazardous and radioactive materials; the Company faces significant competition and may not be able to compete effectively; long-term supply commitments of Co-60; risks related to insurance coverage; the Company’s business, financial condition, and results of operations are subject to significant fluctuation; current and future claims, litigation and regulatory proceedings, including arising from or in connection with transactions undertaken by the Company; risks relating to the Company’s defined benefit pension plans; the Company is subject to complex and costly regulation; Restrictions on foreign ownership; Risks related to any strategic transaction; compliance with laws and regulations affecting public companies; the Company may be unable to effectively introduce and market new products and services, or may fail to keep pace with advances in technology; foreign currency exchange rates may adversely affect results; changes in trends in the pharmaceutical and biotechnology industries; rules and regulations, may reduce demand for the Company’s products and services, and increase expenses; current economic instability; volatility of share price and dividend policy; dependence on information technology (IT) systems and communication systems; uncertain disposal and decommissioning costs; access to cash for ongoing operations or for strategic transactions; intellectual property protection; tax reassessment risk; dependence upon the services of key personnel; and labour relations.

The foregoing list of factors that may affect future results is not exhaustive. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We caution readers not to place undue reliance on our forward-looking statements, as a number of factors, including but not limited to the risk factors listed above and further described in section 5 of our AIF, could cause our actual results, performance or achievements to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.

We do not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Nordion Inc. Interim Report July 31, 2013